DocuSign Envelope ID: BC0C05B6-290C-4E7C-9FA5-6CBB8FAF3BB8

SS&C | EZE

SS&C Eze
50 Milk Street | Boston, MA 02109
T +1.617.648.0902
www.ezesoft.com

February 25, 2022

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,
In connection with the DECEMBER 31, 2021 audit of the accounts of Eze Castle Transaction Services LLC and the DECEMBER 31, 2021 review of compliance with the exemption provisions of Rule 17a-5 for Eze Castle Transaction Services LLC, we enclose the following reports:

1. FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION.
   DECEMBER 31, 2021
   (Confidential Treatment Requested)

2. STATEMENT OF FINANCIAL CONDITION
   DECEMBER 31, 2021

3. EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)(1) and (4)
   DECEMBER 31, 2021

Please note that the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION DECEMBER 31, 2021, Item 1 above, is being filed on the confidential treatment basis as provided for in amended Rule 17a-5 Section (e) Paragraph 3 of the Securities Exchange Act of 1934.

Sincerely,

DocuSigned by:
Joseph Doherty
AE75306739EB45B...

Joseph Doherty
Eze Castle Transaction Services LLC
President and Chief Compliance Officer

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

(SEC I.D. No.8-66577)

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Table of Contents

DocuSign Envelope ID: BC0C05B6-290C-4E7C-9FA5-6CBB8FAF3BB8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Eze Castle Transaction Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Milk Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Stucky (Name) (612) 238-1548 (Area Code – Telephone Number) tdstucky@dstsystems.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS LLP
(Name – if individual, state last, first, and middle name)

101 Seaport Blvd (Address) Boston (City) MA (State) 02210 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Doherty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Eze Castle Transaction Services LLC, as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Joseph Doherty
AE75306739EB45B...

Title: President and Chief Compliance Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Eze Castle Transaction Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eze Castle Transaction Services LLC (the "Company") as of December 31, 2021, and the related statements of income, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Regarding SEC Rule 15c3-3 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2022

We have served as the Company's auditor since 2018.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement of Financial Condition

Year Ended December 31, 2021

Assets		
Cash	$	5,400,100
Receivables and unbilled revenue, net of allowance for credit losses of $784,549		23,550,946
Other assets		56,412
Total assets	$	29,007,458
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and other accrued expenses	$	512,302
Due to affiliates		848,959
Deferred revenue		69,000
Total liabilities		1,430,261
Member's equity		27,577,197
Total liabilities and member's equity	$	29,007,458

(1) Organization and Description of Business

Eze Castle Transaction Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company supplies sell-side brokers with Financial Information eXchange ("FIX") connectivity services for the transmittal and receipt of trading-related messages between the brokers' order management system or other electronic order collection systems and Eze Order Management System ("OMS"), a software application developed for buy-side asset managers by Eze Castle Software LLC ("ECS" or "Parent"). Trading messages are sent through electronic connections whether physical, logical, virtual, or sponsored, and including, but not limited to, connections established for orders, indications of interest, notice of execution, drop copies, and connections staged via a third-party intermediary, between buy-side clients and sell-side brokers. The Company also offers sell-side brokers and buy-side asset managers with Execution Management Services ("EMS"), which is an online portal of routing, market data, and connectivity. The EMS system provides tools for managing executions, analytics, and centralized access to user-selected execution destinations which provide liquidity, access to other venues/execution destinations, and third-party proprietary products. The EMS platform provides its users trading capabilities and access to market data content. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ECS. ECS is a wholly owned subsidiary of SS&C Technologies, Inc. (the "Group") and the ultimate holding company is SS&C Technologies Holdings, Inc. ("SS&C").

(2) Recent Accounting Pronouncements

The Company has not adopted any Accounting policies in in 2021.

(3) Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

(a) Use of Estimates

The Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

(b) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. The payment terms per the contract are stated at net 30 days.

The Company adopted ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of receivables and unbilled revenue. The Company reviews aged balances as the primary driver in determining the allowance for credit losses. The Company also considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

		2021
Products Receivable	$	11,621,139
Unbilled accounts receivable		12,714,356
Allowance for credit losses		(784,549)
Total accounts receivable, net	**$**	**23,550,946**

The movement in current expected credit losses for impairment of accounts receivable during the year are as follows:

		2021
Balance at January 1, 2021	$	(577,658)
Current-period provision for expected credit losses		(399,379)
Write offs, net of contra write offs		192,488
Balance at December 31, 2021	$	(784,549)

(c) Fair Value of Financial Instruments

Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, accrued liabilities, and deferred revenue are reported at their contractual amounts, which approximate fair value.

(d) Other Assets

Other assets consist primarily of prepaid expenses.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal, state, and local income tax purposes. SS&C is responsible for payment of state and local income taxes to the taxing authorities. The Company also had no state income or unincorporated business deferred tax asset or liability in the current year.

(4) Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2021, the Company did not own any financial assets or liabilities other than cash or other assets and liabilities with short and intermediate-term maturities and defined settlement amounts. Per the Company's accounting policies (note 3), the carrying amounts of assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

(5) Related-Party Transactions

In the normal course of business, the Company enters into related-party transactions with affiliates, including ECS, and certain other affiliated entities.

Under the Connectivity Services Agreement ("CSA") with ECS, the Company agrees to pay ECS a partnership fee for the support services and related technology rights provided to the Company for it to render FIX and EMS connectivity services. The fees charged by ECS are calculated based upon a flat fee and the eligible number of FIX connections as determined by the CSA.

Under the Servicing Agreement, ECS assists the Company by providing it with certain administrative and other services and, in turn, the Company agrees to pay ECS a monthly servicing fee to cover such expenses.

At December 31, 2021, the Company owed ECS $109,979 which is reflected in due to affiliates on the Statement of Financial Condition. The Company owed SS&C affiliates $738,980 which is reflected in the due to affiliates on the Statement of Financial Condition.

(6) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires that the Company maintain minimum net capital, as defined thereunder, of one-fifteenth of aggregate indebtedness, as defined thereunder, or $5,000, whichever is greater. At December 31, 2021, the Company had net capital of $3,969,839, which was $3,874,488 in in excess of its minimum net capital requirement of $95,351. The Company's aggregate indebtedness to net capital ratio was 0.36 to 1.

Advances to affiliates, repayment of borrowings, distributions, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company claimed exemption throughout the year ended December 31, 2021, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the acceptance of directed commission from broker-dealers who use the proprietary software products of the Company's parent company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(7) Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's Statement of Financial Condition. The Company intends to defend itself vigorously against all claims asserted in these matters.

(8) Concentration of Credit Risk

The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

(9) Guarantees

In the ordinary course of business, the Company enters into standard indemnification agreements. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's

products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

(10) Subsequent Events

The Company makes regular distributions to ECS based on estimated monthly profits. The distributions declared and paid in January of 2022 was $2,250,000 and declared in February of 2022 was $1,500,000, respectively.

The Company has evaluated all subsequent events through February 25, 2022, the date of issuance of the Statement of Financial Condition and has determined that no other subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

SUPPLEMENTAL INFORMATION

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2021

Net Capital

Total member's equity	$	27,577,197
Nonallowable assets:		
Receivables from brokers and dealers and unbilled revenue, net		23,550,946
Other assets		56,412
Total nonallowable assets, deductions, and/or charges		23,607,358
Net capital under SEC Rule 15c3-1	$	3,969,839

Aggregate Indebtedness

Aggregate indebtedness	$	1,430,261
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	95,351
Net capital in excess of minimum requirement	$	3,874,488
Ratio of aggregate indebtedness to net capital		0.36 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2021 unaudited Part IIA FOCUS report filed on January 20, 2022.

EZE CASTLE TRANSACTION SERVICES LLC
(A Wholly Owned Subsidiary of Eze Castle Software LLC)

Statement Regarding SEC Rule 15c3-3

December 31, 2021

The Company limits its business activities exclusively to providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Accordingly, the Company claims that the reserve provisions of Rule 15c3-3 do not apply under the exemption allowed by Footnote 74 of the SEC Release No. 34-70073. The Company met the identified exemption provisions throughout the year ended December 31, 2021 without exception.